UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

CHENIERE ENERGY PARTNERS, L.P.
(Name of Issuer)

Common Units
(Title of Class of Securities)

16411Q101
(CUSIP Number)

Meg A. Gentle
700 Milam Street
Suite 800
Houston, Texas 77002
(713) 375-5000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 11, 2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Ac.

SCHEDULE 13D
CUSIP No.	16411Q101
1	NAME OF REPORTING PERSON
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
Cheniere Common units Holding, LLC 26-2292018
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7	SOLE VOTING POWER
11,963,488 Common Units
		8	SHARED VOTING POWER
		9	SOLE DISPOSITIVE POWER
11,963,488 Common Units
		10	SHARED DISPOSITIVE POWER
11	AGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11,963,488 Common Units
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROEW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐ N/A
13	PERCENTAGE OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
38.3%
14	TYPE OF REPORTING PERSON
OO - limited liability company

SCHEDULE 13D
CUSIP No.	16411Q101
1	NAME OF REPORTING PERSON
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
Cheniere LNG Holdings, LLC 20-3313086
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7	SOLE VOTING POWER
11,963,488 Common Units
		8	SHARED VOTING POWER
		9	SOLE DISPOSITIVE POWER
11,963,488 Common Units
		10	SHARED DISPOSITIVE POWER
11	AGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11,963,488 Common Units
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROEW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐ N/A
13	PERCENTAGE OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
38.3%
14	TYPE OF REPORTING PERSON
OO - limited liability company

SCHEDULE 13D
CUSIP No.	16411Q101
1	NAME OF REPORTING PERSON
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
Cheniere LNG Terminals, Inc. 20-2452062
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7	SOLE VOTING POWER
11,963,488 Common Units
		8	SHARED VOTING POWER
		9	SOLE DISPOSITIVE POWER
11,963,488 Common Units
		10	SHARED DISPOSITIVE POWER
11	AGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11,963,488 Common Units
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROEW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐ N/A
13	PERCENTAGE OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
38.3%
14	TYPE OF REPORTING PERSON
OO - limited liability company

SCHEDULE 13D
CUSIP No.	16411Q101
1	NAME OF REPORTING PERSON
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
Cheniere LNG, Inc. 20-2342836
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7	SOLE VOTING POWER
11,963,488 Common Units
		8	SHARED VOTING POWER
		9	SOLE DISPOSITIVE POWER
11,963,488 Common Units
		10	SHARED DISPOSITIVE POWER
11	AGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11,963,488 Common Units
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROEW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐ N/A
13	PERCENTAGE OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
38.3%
14	TYPE OF REPORTING PERSON
OO - limited liability company

SCHEDULE 13D
CUSIP No.	16411Q101
1	NAME OF REPORTING PERSON
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
Cheniere Energy, Inc. 95-4352386
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7	SOLE VOTING POWER
11,963,488 Common Units
		8	SHARED VOTING POWER
		9	SOLE DISPOSITIVE POWER
11,963,488 Common Units
		10	SHARED DISPOSITIVE POWER
11	AGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11,963,488 Common Units
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROEW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐ N/A
13	PERCENTAGE OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
38.3%
14	TYPE OF REPORTING PERSON
OO - limited liability company

SCHEDULE 13D
CUSIP No.	16411Q101

Explanatory Note
This Amendment No. 3 to Schedule 13D (“Amendment No. 3”) amends and restates in its entirety the Schedule 13D filed on February 14, 2008 (the “Original Filing”), as amended by Amendment No. 1 to Schedule 13D filed on February 17, 2009 (“Amendment No. 1”), and as amended and restated in its entirety by Amendment No. 2 to Schedule 13D filed on October 3, 2011 (“Amendment No. 2” and, together with the Original Filing and Amendment No. 1 the “Prior Filings”).
Item 1. Security and Issuer.
This Amendment No. 3 relates to the common units representing limited partner interests (the “Common Units”) of Cheniere Energy Partners, L.P., a Delaware limited partnership (the “Issuer”), which has its principal executive office at 700 Milam Street, Suite 800, Houston, Texas 77002.

Item 2. Identity and Background.
(a) This Amendment No. 3 is being jointly filed by each of the following persons pursuant to Rule 13d-1(a) of the Securities Exchange Act of 1934, as amended (the “Act”): (i) Cheniere Common Units Holding, LLC, a Delaware limited liability company (“Cheniere Common”), by virtue of its direct beneficial ownership of the Common Units; (ii) Cheniere LNG Holdings, LLC, a Delaware limited liability company (“Cheniere Holdings”), by virtue of its ownership of all the outstanding membership interests of Cheniere Common; (iii) Cheniere LNG Terminals, Inc., a Delaware corporation (“Cheniere Terminals”), by virtue of its ownership of all the outstanding membership interests of Cheniere Holdings; (iv) Cheniere LNG, Inc., a Delaware corporation (“Cheniere LNG”), by virtue of its ownership of all the outstanding common stock of Cheniere Terminals, and (v) Cheniere Energy, Inc., a Delaware corporation (“Cheniere Energy”), by virtue of its ownership of all the outstanding common stock of Cheniere LNG. Cheniere Common, Cheniere Holdings, Cheniere Terminals, Cheniere LNG and Cheniere Energy are collectively referred to herein as the “Reporting Persons”.
The Reporting Persons have entered into a Joint Filing Agreement, dated October 3, 2011, a copy of which was filed with Amendment No. 2 as Exhibit A (which is hereby incorporated by reference) pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act. Information with respect to each Reporting Person is given solely by each such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information furnished by another Reporting Person.
Pursuant to Rule 13d-4 of the Act, the Reporting Persons expressly declare that the filing of this statement shall not be construed as an admission that any such person is, for the purposes of Section 13(d) and/or Section 13(g) of the Act or otherwise, the beneficial owner of any securities covered by this Amendment No. 3 held by any other person.
Certain information required by this Item 2 concerning the executive officers, directors and managers of certain of the Reporting Persons is set forth on Schedule A, attached hereto, which is incorporated herein by reference.
(b) The business address of each of the Reporting Persons is 700 Milam Street, Suite 800, Houston, Texas 77002.
(c) Each of the Reporting Persons is engaged in the energy business.
(d)-(e) None of the Reporting Persons nor, to the best of any Reporting Person's knowledge, their respective executive officers or directors listed on Schedule A hereto has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.
Pursuant to the Unit Purchase Agreement between the Issuer and Cheniere Terminals, dated May 14, 2012 (the “CBUH Purchase Agreement”), Cheniere Terminals agreed that it or one of its affiliates would acquire 11,111,111 newly created Class B Units of the Issuer (“Class B Units”) in exchange for $15.00 per unit. The closing of such acquisition occurred on June 11, 2012. The acquisition was completed by a direct, wholly-owned subsidiary of Cheniere Terminals, Cheniere Class B Units Holdings, LLC (“CBUH”). CBUH used available cash obtained pursuant to an intercompany loan among its affiliates to acquire the Class B Units under the CBUH Purchase Agreement.
Earlier purchases of the Issuer's equity securities by the Reporting Persons are described in the Prior Filings.

SCHEDULE 13D
CUSIP No.	16411Q101

Item 4. Purpose of the Transaction.
The Reporting Persons acquired the Common Units reported herein solely for investment purposes. The Reporting Persons may make additional purchases of Common Units either in the open market or in private transactions depending on the Reporting Persons' business, prospects and financial condition, the market for the Common Units, general economic conditions, stock market conditions and other future developments.
The Reporting Persons and CBUH acquired the Class B Units solely for investment purposes and in connection with a Unit Purchase Agreement among the Issuers, Cheniere Energy and Blackstone CQP Holdco LP (“Purchaser”), dated May 14, 2014 (the “Blackstone Purchase Agreement”) pursuant to which the Purchaser has agreed to acquire 100,000,000 Class B Units in exchange for $1.5 billion in the aggregate (described further below). The Issuer intends to use the net proceeds from the transactions with CBUH and the Purchaser to pay for construction of its liquefaction facilities located in Cameron Parish, Louisiana (the “Liquefaction Facilities”), including the construction of two liquefaction trains and related facilities and equipment. Proceeds may also be used by the Issuer to fund the acquisition and subsequent operating expenses of the Creole Trail Pipeline. In connection with the foregoing Class B Unit transactions, Cheniere Energy has agreed to grant to the Purchaser certain rights with respect to the board of directors of Cheniere Energy Partners GP, LLC, a Delaware limited liability company (the “General Partner”), and the general partner of the Issuer (described below).
The following describes any other plans or proposals that the Reporting Persons may have with respect to the matters set forth in Item 4(a)-(j) of Schedule 13D:
(a) See Item 5 below regarding agreements pertaining to “Additional Class B Units that CBUH may acquire.
(b) None.
(c) None.
(d) See Item 5 below regarding changes to the board of directors of the General Partner.
(e) Cheniere Holdings as owner of the General Partner, Cheniere Terminals as owner of Cheniere Holdings, Cheniere LNG as owner of Cheniere Terminals, and Cheniere Energy as owner of Cheniere LNG, may cause the Issuer to change its distribution policy or its capitalization, through the issuance of debt or equity securities, from time to time in the future.
(f) None.
(g) See Item 5 below for a description of changes in the Issuer's agreement of limited partnership and the General Partner's limited liability company agreement.
(h) None.
(i) None.
(j) Except as described in this Item 4, the Reporting Persons do not have, as of the date of this Schedule 13D, any plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (i) of Item 4 of Schedule 13D. The Reporting Persons may change their plans or proposals in the future. In determining from time to time whether to sell the Common Units reported as beneficially owned in this Schedule 13D (and in what amounts) or to retain such securities, the Reporting Persons will take into consideration such factors as they deem relevant, including the business and prospects of the Issuer, anticipated future developments concerning the Issuer, existing and anticipated market conditions from time to time, general economic conditions, regulatory matters, and other opportunities available to the Reporting Persons. The Reporting Persons reserve the right to acquire additional securities of the Issuer in the open market, in privately negotiated transactions (which may be with the Issuer or with third parties) or otherwise, to dispose of all or a portion of their holdings of securities of the Issuer or to change their intention with respect to any or all of the matters referred to in this Item 4.

Item 5. Interests in Securities of the Issuer.
(a) Cheniere Common is the record and beneficial owner of 11,963,488 Common Units, which in the aggregate represents approximately 38.3% of the outstanding Common Units.
CBUH is the record and beneficial owner of 11,111,111 Class B Units, which in the aggregate represents 100.0% of the outstanding Class B Units. In addition, CBUH has the right to acquire an additional 22,222,223 Class B Units pursuant to the CBUH Purchase Agreement upon satisfaction of the conditions specified therein, and the right to acquire 12,000,000 Class B Units pursuant to that certain Subscription Agreement dated as of May 14, 2012 (the “Subscription Agreement”) between the Issuer and Cheniere Terminals (predecessor in interest to CBUH) upon satisfaction of the conditions specified therein. Upon the completion of the initial acquisition by the Purchaser contemplated by the Blackstone Purchase Agreement, CBUH's ownership of 45,333,334 Class B Units will represent approximately 58% of the then outstanding Class B Units.

SCHEDULE 13D
CUSIP No.	16411Q101

Cheniere Holdings indirectly holds 135,383,831 subordinated units representing limited partner interests in the Issuer (“Subordinated Units”) which are convertible into an equal number of Common Units. By virtue of its ownership of all the outstanding membership interests of Cheniere Common and CBUH, Cheniere Holdings may be deemed to possess indirect beneficial ownership of the Common Units beneficially owned by Cheniere Common and the Class B Units beneficially owned by CBUH.
Cheniere Terminals does not directly own any units of the Issuer. By virtue of its ownership of all the outstanding membership interests of Cheniere Holdings, Cheniere Terminals may be deemed to possess indirect beneficial ownership of the Common Units, Subordinated Units and Class B Units beneficially owned by Cheniere Holdings.
Cheniere LNG does not directly own any units of the Issuer. By virtue of its ownership of all the outstanding common stock of Cheniere Terminals, Cheniere LNG may be deemed to possess indirect beneficial ownership of the Common Units, Subordinated Units and Class B Units beneficially owned by Cheniere Holdings.
Cheniere Energy does not directly own any units of the Issuer. By virtue of its ownership of all the outstanding common stock of Cheniere LNG, Cheniere Energy may be deemed to possess indirect beneficial ownership of the Common Units, Subordinated Units and Class B Units beneficially owned by Cheniere Holdings.
The filing of this Schedule 13D shall not be construed as an admission by any Reporting Person that, for the purpose of Section 13(d) or 13(g) of the Act, such Reporting Person is the beneficial owner of any securities covered by this Schedule 13D other than securities owned of record by such Reporting Person.
Except as indicated in this Item 5 or as set forth below, neither the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the persons named in Schedule A to this Schedule 13D owns beneficially, or has any right to acquire, directly or indirectly, any Common Units. Certain of the persons named in Schedule A to this Schedule 13D beneficially own Common Units in the amounts set forth next to their names in Schedule A.
(b) Cheniere Common has the power to vote or direct the vote and the power to dispose of or direct the disposition of the 11,963,488 Common Units beneficially owned by it.
CBUH has the power to vote or direct the vote of the 11,111,111 Class B Units owned by it. Each Class B Unit has the same power to vote as a Common Unit and owners of either security generally vote together as a single class. CBUH's voting power over the Class B Units beneficially owned by it together with Cheniere Common's voting power over the Common Units beneficially owned by it represent approximately 54% of the voting power of the currently outstanding Class B Units and Common Units voting together as a single class. Upon completion of the initial acquisition by Purchaser of Class B Units, CBUH's voting power over the Class B Units beneficially owned by it together with Cheniere Common's voting power over the Common Units beneficially owned by it will represent approximately 52% of the voting power of the then outstanding Class B Units and Common Units voting together as a single class.
Cheniere Holdings indirectly holds 135,383,831 Subordinated Units which are convertible into an equal number of Common Units. By virtue of its ownership of all the outstanding membership interests of Cheniere Common and CBUH, Cheniere Holdings may be deemed to possess indirect beneficial ownership of the Common Units beneficially owned by Cheniere Common and the Class B Units beneficially owned by CBUH, and may be deemed to possess the power to vote or direct the vote and the power to dispose of or direct the disposition of such Common Units and Class B Units.
By virtue of its ownership of all the outstanding membership interests of Cheniere Holdings, Cheniere Terminals may be deemed to possess indirect beneficial ownership of the Common Units, Subordinated Units and Class B Units beneficially owned by Cheniere Holdings and may be deemed to possess the power to vote or direct the vote and the power to dispose of or direct the disposition of the Common Units, Subordinated Units and Class B Units beneficially owned by Cheniere Holdings.
By virtue of its ownership of all the outstanding common stock of Cheniere Terminals, Cheniere LNG may be deemed to possess indirect beneficial ownership of the Common Units, Subordinated Units and Class B Units beneficially owned by Cheniere Holdings and may be deemed to possess the power to vote or direct the vote and the power to dispose of or direct the disposition of the Common Units, Subordinated Units and Class B Units beneficially owned by Cheniere Holdings.
By virtue of its ownership of all the outstanding common stock of Cheniere LNG, Cheniere Energy may be deemed to possess indirect beneficial ownership of the Common Units, Subordinated Units and Class B Units beneficially owned by Cheniere Holdings and may be deemed to possess the power to vote or direct the vote and the power to dispose of or direct the disposition of the Common Units, Subordinated Units and Class B Units beneficially owned by Cheniere Holdings.

SCHEDULE 13D
CUSIP No.	16411Q101

The filing of this Amendment No. 3 shall not be construed as an admission by any Reporting Person that, for the purpose of Section 13(d) or 13(g) of the Act, such Reporting Person is the beneficial owner of any securities covered by this Schedule 13D other than securities owned of record by such Reporting Person.
(c) On June 11, 2012, Cheniere Common repaid $284.5 million, which represented all amounts due and owing under that certain Credit Agreement (the “Amended Credit Agreement”), by and among Cheniere Common, the other Loan Parties (as defined therein), The Bank of New York Mellon, as administrative agent and collateral agent, and the Lenders (as defined therein), which was entered into on August 15, 2008 and subsequently amended. Upon such payment, the Amended Credit Agreement and related agreements were terminated. As a result, liens on the Common Units held by Cheniere Common and liens on the Subordinated Units held by a subsidiary of Cheniere Holdings were released.
(d) No person other than the Reporting Persons has the right to receive or the power to direct the receipt of distributions from, or the proceeds from the sale of, the Common Units being reported on this Amendment No. 3.
(e) Not applicable

Item 6. Contracts, Arrangements; Understandings or Relationships with Respect to Securities of the Issuer
For further descriptions of the Blackstone Purchase Agreement, CBUH Purchase Agreement and Subscription Agreement, see the descriptions thereof in the Issuer's Form 8-K filed on May 14, 2012, which descriptions are incorporated herein by reference. Descriptions of the amended limited liability company agreement of the General Partner and an Investors' and Registration Rights Agreement to be entered into by the Issuer, CBUH, Cheniere Energy and the Purchaser are also included in such Form 8-K and incorporated herein by reference. A description of the Issuer's amended agreement of limited partnership is included in the Issuer's Form 8-K filed on June 12, 2012, which description is incorporated herein by reference.
Item 7. Material to be Filed as Exhibits.

Exhibit A
Second Amended and Restated Agreement of Limited Partnership of Cheniere Energy Partners, L.P., dated as of June 11, 2012, incorporated by reference to Exhibit 3.1 to the Issuer's Current Report on Form 8-K filed on June 12, 2012.

Exhibit B
Unit Purchase Agreement, dated May 14, 2012, by and among Cheniere Energy Partners, L.P., Cheniere Energy, Inc. and Blackstone CQP Holdco LP, incorporated by reference to Exhibit 10.1 to the Issuer's Current Report on Form 8-K filed on May 15, 2012.

Exhibit C
Class B Unit Purchase Agreement, dated May 14, 2012, by and between Cheniere Energy Partners, L.P. and Cheniere LNG Terminals, Inc., incorporated by reference to Exhibit 10.2 to the Issuer's Current Report on Form 8-K filed on May 15, 2012.

Exhibit D
Subscription Agreement, dated May 14, 2012, by and between Cheniere Energy Partners, L.P. and Cheniere LNG Terminals, Inc., incorporated by reference to Exhibit 10.4 to the Issuer's Current Report on Form 8-K filed on May 15, 2012.

SCHEDULE 13D
CUSIP No.	16411Q101

SIGNATURES
After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.
June 21, 2012

CHENIERE COMMON UNITS HOLDING, LLC

By:	/s/ Meg A. Gentle
Meg A. Gentle
Title:	Chief Financial Officer

CHENIERE LNG HOLDINGS, LLC

By:	/s/ Meg A. Gentle
Meg A. Gentle
Title:	Senior Vice President and Chief Financial Officer

CHENIERE LNG TERMINALS, INC.

By:	/s/ Meg A. Gentle
Meg A. Gentle
Title:	Chief Financial Officer

CHENIERE LNG, INC.

By:	/s/ Meg A. Gentle
Meg A. Gentle
Title:	Chief Financial Officer

CHENIERE ENERGY, INC.

By:	/s/ Meg A. Gentle
Meg A. Gentle
Title:	Senior Vice President and Chief Financial Officer

SCHEDULE 13D
CUSIP No.	16411Q101
Schedule A
General Partners, Executive Officers, Managers and Board of Directors
Cheniere Common Units Holding, LLC

Name	Position	Principal Occupation/Business	Common Units Beneficially Owned
Charif Souki	Chairman of the Board	Chairman, Chief Executive Officer and President of Cheniere Energy, Inc.	283,100(1)
R. Keith Teague	President and Manager	Senior Vice President - Asset Group of Cheniere Energy, Inc.	None
Meg A. Gentle	Chief Financial Officer and Manager	Senior Vice President and Chief Financial Officer of Cheniere Energy, Inc.	8,035

The business address for each of the persons listed above is c/o Cheniere Common Units Holding, LLC, 700 Milam Street, Suite 800, Houston, Texas 77002.

Cheniere LNG Holdings, LLC

Name	Position	Principal Occupation/Business	Common Units Beneficially Owned
Charif Souki	Chairman of the Board	Chairman, Chief Executive Officer and President of Cheniere Energy, Inc.	283,100(1)
R. Keith Teague	President and Manager	Senior Vice President - Asset Group of Cheniere Energy, Inc.	None
Meg A. Gentle	Chief Financial Officer and Manager	Senior Vice President and Chief Financial Officer of Cheniere Energy, Inc.	8,035

The business address for each of the persons listed above is c/o Cheniere LNG Holdings, LLC, 700 Milam Street, Suite 800, Houston, Texas 77002.

Cheniere LNG Terminals, Inc.

Name	Position	Principal Occupation/Business	Common Units Beneficially Owned
Charif Souki	Chief Executive Officer	Chairman, Chief Executive Officer and President of Cheniere Energy, Inc.	283,100(1)
R. Keith Teague	President and Director	Senior Vice President - Asset Group of Cheniere Energy, Inc.	None
Meg A. Gentle	Chief Financial Officer and Director	Senior Vice President and Chief Financial Officer of Cheniere Energy, Inc.	8,035

The business address for each of the persons listed above is c/o Cheniere LNG Terminals, Inc., 700 Milam Street, Suite 800, Houston, Texas 77002.

SCHEDULE 13D
CUSIP No.	16411Q101

Cheniere LNG, Inc.

Name	Position	Principal Occupation/Business	Common Units Beneficially Owned
R. Keith Teague	President and Director	Senior Vice President - Asset Group of Cheniere Energy, Inc.	None
E. Darron Granger	Senior Vice President, Engineering and Construction	Senior Vice President, Engineering and Construction of Cheniere LNG, Inc.	None
Meg A. Gentle	Chief Financial Officer and Director	Senior Vice President and Chief Financial Officer of Cheniere Energy, Inc.	8,035

The business address for each of the persons listed above is c/o Cheniere LNG, Inc., 700 Milam Street, Suite 800, Houston, Texas 77002.

Cheniere Energy, Inc.

Name	Position	Principal Occupation/Business	Common Units Beneficially Owned
Charif Souki	Chairman, Chief Executive Officer, President and Director	Chairman, Chief Executive Officer and President of Cheniere Energy, Inc.	283,100(1)
Walter L. Williams	Director	Director of Cheniere Energy, Inc.	15,388
Jean Abiteboul	Senior Vice President - International	Senior Vice President - International of Cheniere Energy, Inc.	None
Meg A. Gentle	Senior Vice President and Chief Financial Officer	Senior Vice President and Chief Financial Officer of Cheniere Energy, Inc.	8,035
R. Keith Teague	Senior Vice President - Asset Group	Senior Vice President - Asset Group of Cheniere Energy, Inc.	None
H. Davis Thames	Senior Vice President - Marketing	Senior Vice President - Marketing of Cheniere Energy, Inc.	500
Greg W. Rayford	Senior Vice President and General Counsel	Senior Vice President and General Counsel of Cheniere Energy, Inc.	None
Vicky A. Bailey	Director	President of Anderson Stratton International, LLC	300
Nuno Brandolini	Director	Manager of the General Partner of Scorpion Capital Partners, L.P.	10,000
G. Andrea Botta	Director	President of Glenco LLC	None
Keith F. Carney	Director	Previous President of Dolomite Advisors, LLC	10,000
John Deutch	Director	Institute Professor at the Massachusetts Institute of Technology	5,000
Paul J. Hoenmans	Director	Previous senior executive in the oil and gas industry	150
David B. Kilpatrick	Director	President of Kilpatrick Energy Group	None

The business address for each of the persons listed above is c/o Cheniere Energy, Inc., 700 Milam Street, Suite 800, Houston, Texas 77002.

SCHEDULE 13D
CUSIP No.	16411Q101

(1) All 283,100 units are held by Mr. Souki's wife, and Mr. Souki may be deemed to possess indirect beneficial ownership of these units.